U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-X
Appointment of Agent For Service of Process
And Undertaking
A.	Name of issuer or person filing (“Filer”): Arizona Star Resource Corp.

B.	(1) This is [check one]:

☑ an original filing for the Filer

☐ an amended filing for the Filer

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this form is being filed:

Name of Registrant:	Arizona Star Resource Corp.
Form type:	Schedule 14D-9F
File Number (if known):	001-32857
Filed by:	Arizona Star Resource Corp.
Date Filed (if filed concurrently, so indicate):	November 9, 2007 (filed concurrently)
D.	Filer is incorporated or organized under the laws of British Columbia, Canada and has its principal place of business at
401 Bay Street, Suite 2700, PO Box 152, Toronto, Ontario M5H 2Y4, Canada, (416) 359-7800.

E.	Filer designates and appoints DL Services, Inc., U.S. Bank Center, 1420 5th Avenue, Suite 3400, Seattle, WA 98101-4010, Telephone: (206) 903-8800 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Schedule 14D-9F. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.
F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the U.S. Securities Exchange Act of 1934.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Schedule 14D-9F, the securities to which the Schedule 14D-9F relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereto duly authorized, in Toronto, Ontario, Canada.

Filer:	Arizona Star Resource Corp.
	By:	/s/ Paul A. Parisotto
		Name:	Paul Parisotto
		Title:	President and Chief Executive Officer

Dated: November 9, 2007

     This statement has been signed by the following person in the capacity and on the date indicated:

DL Services Inc. (Agent for Service)
By:	/s/ Sheri Berndt-Smith
	Name:	Sheri Berndt-Smith
	Title:	Vice President

Dated: November 9, 2007